UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________

PART I -- REGISTRANT INFORMATION

Teléfonos de México, S.A.B. de C.V.

Full Name of Registrant

Former Name if Applicable

Parque Vía 190, Colonia Cuauhtémoc

Address of Principal Executive Office (Street and Number)

06599 Mexico, D.F., Mexico

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Teléfonos de México, S.A.B. de C.V. (the “Company”) is delayed in preparing and filing its annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) and requires additional time to complete the reconciliation of its financial statements to U.S. generally accepted accounting principles (“U.S. GAAP”). The Company expects to file the 2006 Form 20-F by July 16, 2007.

The Company presents its financial statements in accordance with Mexican financial reporting standards (“Mexican FRS”). In its annual report on Form 20-F, pursuant to the requirements of the Securities and Exchange Commission (the “SEC”), the Company includes in a note to its financial statements a reconciliation to U.S. GAAP. The Company does not believe that the reconciliation of its financial statements to U.S. GAAP will affect its financial statements under Mexican FRS.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adolfo Cerezo Pérez	011-(52) 55	5703-3990
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported earnings under Mexican FRS for 2006, which it furnished to the SEC on a report on Form 6-K on February 12, 2007, and which is available on its website at www.telmex.com.

Teléfonos de México, S.A.B. de C.V.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2007	By: /s/ Adolfo Cerezo Pérez
Adolfo Cerezo Pérez
Chief Financial Officer